Exhibit 99.1

Corporate Communications

CNH Industrial Annual Report on Form 20-F and Presentation Bridging the Company’s Transition to U.S. GAAP and U.S. Dollar as Reporting Currency Available Online

Basildon, April 25, 2014

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) today. The Annual Report on Form 20-F is available on the CNH Industrial corporate website, www.cnhindustrial.com, under “Financial Information / Form 20-F” in the Investors section. It can be viewed directly online and is also available for download in PDF format. Investors may request a hard copy of the company’s complete audited financial statements free of charge from investor.relations@cnhind.com.

In addition, CNH Industrial has posted a summary document that outlines the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency. The document as well as a podcast hosted by Max Chiara, Chief Financial Officer, is available on the CNH Industrial corporate website, www.cnhindustrial.com, under “Events & Presentations” in the Investors section. It can be viewed directly online and is also available for download in PDF format.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial Corporate Communications

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom